Exhibit 14.1

Portal Software Inc. Code of Ethics

Portal Software, Inc. (the “Company” or “Portal”) has always prided itself on maintaining high ethical standards. To formalize this commitment, the Company’s Audit Committee has adopted this Code of Ethics which applies to the principal executive officer, principal financial officer, principal accounting officer, controller and other persons performing similar tasks (whether employees of Portal or persons performing tasks for Portal). This Code of Ethics does not summarize all Company policies. You must also comply with other Company policies.

Please read this statement carefully and then sign it where indicated if you understand and agree to it.

1.	COMPLYING WITH LAWS. You should respect and comply with applicable laws, rules and regulations of the U.S. and other countries, and the states, counties, cities and other jurisdictions in which the Company conducts business.

2.	PUBLIC COMPANY REPORTING. As a public company, the Company’s filings with the SEC must be full, fair, accurate, timely, and include understandable disclosure in reports and documents that Portal files with or submits to the Securities and Exchange Commission and in other public communications made by Portal. Whether or not you are directly involved in that process, you have several responsibilities:

•	Depending upon your position, you may be called upon to provide information to assure that the Company’s public reports are complete, fair and understandable. Portal expects you to take this responsibility very seriously and to provide prompt, full and accurate answers to inquiries related to the Company’s public disclosure requirements.

•

The Company’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company’s transactions and must conform both to applicable legal requirements and to the Company’s system of internal controls. Unrecorded or “off the books” funds or assets should not be maintained unless permitted by applicable law or regulation and disclosed to and approved by the Chief Financial Officer and Controller.

•	Additionally, records should always be retained or destroyed according to the Company’s record retention policies. In accordance with those policies, in the event of litigation or governmental investigation please consult Portal’s General Counsel immediately.

•	The Company’s public reports must fairly, completely, and accurately reflect what is happening at the Company. If you believe they do not, you have a responsibility to bring your concerns to the Company’s attention by reporting it to your manager, the Chief Financial Officer or in the manner described in Section 4 below.

3.	CONFLICTS OF INTEREST. You should avoid actual or apparent conflicts of interest with the Company except under guidelines approved by Portal’s Board of Directors or a committee of Portal’s Board. If you become aware of a conflict of interest on the part of anyone at Portal, you must report it to your Manager or directly to the General Counsel, Chief Financial Officer or the Audit Committee of Portal’s Board of Directors. This can be done anonymously in the manner specified in Section 4 below.

A “conflict of interest” exists whenever your private interests interfere or conflict in any way (or even appear to interfere or conflict) with the Company’s interests. A conflict of interest can arise when you take actions or have interests that may make it difficult to perform your work for the Company objectively and effectively. Conflicts of interest may also arise when you, or members of your family, receives improper personal benefits as a result of your position with the Company, regardless of from where those benefits are received.

A conflict of interest exists (i) if you work simultaneously for one of the Company’s competitors, customers or suppliers, even as a consultant or board

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member (a conflict may exist if a member of your immediate family works for a competitor, customer or supplier), (ii) if you receive any form of compensation (including loans or gifts other than de-minimus gifts) from any person with whom the Company is doing business or to own an undisclosed interest in any supplier to the Company (other than an interest of less than 1% in a public company).

Similarly, you owe the Company a duty to advance its legitimate interests when the opportunity to do so arises. You are prohibited from (a) taking for yourself personally opportunities that properly belong to Portal Software or are discovered through the use of the Company’s property, information or your position with the Company; (b) using corporate property, information or position for personal gain; or (c) competing with the Company during the term of your employment.

Ordinarily, the best policy will be to avoid any direct or indirect business connection with the Company’s customers, suppliers or competitors, except on the Company’s behalf. However, regardless of how “natural” or “innocent” a conflict may seem, you must report it and can proceed only if the relationship is approved in writing by the Audit Committee. If you have any questions about whether a situation is a conflict of interest, you should raise the issue with your Manager or directly with the General Counsel, or the Chief Financial Officer.

4.

REPORTING ANY ILLEGAL OR UNETHICAL BEHAVIOR. If you (i) are concerned about any accounting or auditing matters or (ii) believe or are concerned that anyone connected with the Company may have or is about to violate this code or has committed or plans to take any illegal or unethical action in connection with the Company’s business, you are to promptly bring the matter to the attention of your manager or the Chief Financial Officer. If you do not believe that talking to your manager or the Chief Financial Officer is appropriate or if it does not result in a response with which you are satisfied or comfortable, then you should contact

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any of the Company’s executive officers or any member of the Audit Committee of Portal’s Board of Directors with your concerns. You should not accept any direction by your supervisor that contradicts these policies.

In addition, the Company has also established a process where you can report on an anonymous basis any concerns you may have regarding illegal or unethical actions. The contact information for the anonymous reporting can be found on Infosource, Portal’s internal website. If you ask, your name will be kept confidential to the extent legally permitted.

5.	SPECIAL REQUIREMENTS FOR OFFICERS AND DIRECTORS. The Audit Committee of Portal’s Board of Directors must approve any consent or waiver with respect to this Code, which involves the Principal Executive Officer, the Principal Financial Officer, the Principal Accounting Officer or Controller of the Company.

6.	NO RETALIATION. The Company will not tolerate retaliation of any kind against any person who in good faith reports to the Company potential issues relating to violations of law or this Code.

This Code is a binding and important legal document. It can only be amended, modified or waived by Portal’s Board of Directors or its authorized committee, subject to the disclosure and other provisions of the Securities Exchange Act of 1934 and the applicable rules of NASDAQ. As the Company and you both agree that damages would be an inadequate remedy for Portal Software in the event of breach or threatened breach of this policy, the Company may, either with or without pursuing any potential damage remedies, immediately obtain and enforce an injunction prohibiting you from violating this Code of Business Conduct and Ethics.

If you are ever unsure about whether some action would be consistent with this Code of Ethics, you agree to ask your

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Manager, the General Counsel, or any member of the Executive Staff.

I certify that I have carefully read this Code of Ethics and understand its terms and importance and will comply with it.

Signature ___________________________________
Date ____________________

Print Name _________________________________

Address
_______________________________________
_______________________________________

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